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Coastal Roots

Cannabis Business

370 Wareham Street
Middleborough, MA 02346
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Early Investor Bonus: The investment multiple is increased to 1.8× for the next $20,000 invested.
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THE PITCH
Coastal Roots is seeking investment to open a social equity owned, cannabis product manufacturing facility in Middleborough, Ma.
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Welcome to Coastal Roots!

Many of you reading this may know us as Coastal Roots Apothecary from our days of slinging your favorite herbal, loose-leaf tea at farmers markets and music festivals along the South Shore. To say we are are glad to be back is an understatement. This time, we are here to bring you herbal-infused, health-conscious cannabis products to a dispensary near you and we are asking for your help!

Wellness, community and music are at the heart of everything we do here at Coastal Roots. This is why our company is not just another cannabis brand in the Massachusetts market. Coastal Roots is a movement rooted in the heart of the South Shore. Weaving together cannabis culture, music & arts and wellness. Just like so many of the prosperous businesses here on the South Shore, we are a grass-roots style movement, created by familiar faces in the community, for the community.

This is just the beginning of something big and we are asking you to be a part of the journey, from the ground up! We appreciate your continued support and belief in Coastal Roots. Mainvest is the next step towards funding the build out of our product manufacturing facility in Middleborough. We invite you to follow us on social media + right here on Manivest for updates on our progress and upcoming community events that you won't want to miss!

Thank you!

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OUR MISSION

As lifelong residents of the community, Coastal Roots is dedicated to becoming the face of cannabis on the South Shore. The foundation of this company's mission is to provide our community with simple, wholesome cannabis products that they can trust while giving back to the community's music and arts programs.

Focus on producing familiar and trustworthy products made with pure, high quality and organic ingredients - nothing more, nothing less. Merging therapeutic herbs with THC to provide a purely enjoyable journey from first glance, to taste, to effects.
Create a company with strong core values that people in the community will be proud to be a part of and support. Developing an empowering company culture through competitive pay/benefits, philanthropic donations and events.
To work as ethically and environmentally sound as possible by going above industry standards and regulations relating to sustainability. Focussing on eco-friendly packaging & in-house practices and programs for energy and water conservation, recycling and sustainability.
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COMMUNITY ENGAGEMENT

As active members of the South Shore community, it is part of our mission to support local at every corner, creating shared generational wealth. Giving back to the community through charitable donations, scholarship programs, cannabis educational opportunities and music/arts events. We will be supporting local businesses through collaborations and partnerships, ingredient sourcing when applicable, building contractors and ancillary businesses. As part of our positive impact plan, we will prioritize opportunities for veterans in this community.

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OUR STORY

Coastal Roots was originally created as an herbal apothecary in 2018, focussed on providing herbal, loose-leaf tea that garnered the trust and support of the local community. As cannabis enthusiasts, we took the pandemic as an opportunity to pivot and rebrand the apothecary into a cannabis company.

Social Equity Program Participant (expedited review by licensing staff & fee reductions)
15 years of combined experience in entrepreneurship and cannabis
Existing consumer network through the previous apothecary attending farmers markets, music festivals and cannabis networking events
Familiar faces in the community, strong relationships with local business owners, strong network in Massachusetts cannabis + music industry
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THE TEAM
Brandon Lynch
Founder - Operations Manager

Brandon Lynch owns and operates an audio engineer business out of his in-home music studio along the South River of coastal Massachusetts called Coastal Roots Sessions. He has over 10+ years of experience working in the music industry as an audio engineer and a musician. He is a singer, song-writer and guitarist for the reggae-rock band, Buddahfly. His band has traveled across New England, sharing the stage with big name artists such as Freddy McGregor, EN Young, Kabaka Pyramid, The Expendables, Roots of Creation, and The Elevators.

Brandon has spent nearly half of his life advocating for the cannabis plant. From discovering the medicinal effects of cannabis after a high school knee surgery and loosing his Father in college to an alcohol addiction, he has been on a mission ever since to spread the incredible benefits of cannabis and to end the stigma behind its users. He studied Entrepreneurship and Business Management at Curry College and received a Certificate in Cannabis Studies from University of Rhode Island which laid the very foundation to build his mission upon.

Brandon spent time living in California, studying the states cannabis business model before legalization took place in Massachusetts. He was able to gain direct, hands-on-experience with master growers and product manufacturers. Upon legalization in Massachusetts, he launched his own successful caregiver service providing robust education to licensed medical patients. These opportunities lead to invaluable relationships that have proved to be incredibly beneficial in the development and launch of Coastal Roots, LLC.

Prior to Coastal Roots, LLC, Brandon was a part of the launch team for a Boston-based CBD company called Boston Green Health. This is when Brandon and Samantha simultaneously launched their small-scale herbal tea apothecary. Brandon spear-headed marketing and sales, managing customer accounts for each company and began making his initial entry into the Massachusetts legal market through cannabis sponsorship events, festivals and markets around the state.

These successful ventures instilled strong skillsets in marketing and sales, inventory oversight, and customer relationships. He has developed a strong network, keen sense of changing markets and what it takes to create a successful business. His experiences without a doubt will serve him in making a mark on the Massachusetts cannabis industry.

Samantha Lynch
Founder - Product Development / Marketing

Samantha Lynch is a passionate entrepreneur who has found herself at the epicenter of the health + wellness sector of her communities since college. She has over 10+ years of studying both eastern + western herbalism. Her studies lead her to co-found the first Herbal Approach to Women's Health club on UMASS Amherst campus. She received her Bachelor's Degree from Bridgewater State University in Health Studies where she excelled in courses such as Program Planning/Community Impact and Health Promotion & Strategies.

Sam spent her early years post-graduation working in Northern California, gaining an inside look into the infamous California cannabis culture. She worked directly on the cannabis farms and facilities where she learned a deep appreciation, knowledge and the devotion necessary to successfully cultivate and manufacture quality cannabis. It was during this time that Sam not only garnered unparalleled experience and knowledge about the cannabis plant but she also developed a strong industry network.

When she returned to the South Shore of Massachusetts, she shortly after met her now husband, Brandon while she was working at a local, herbal skin-care company. Sam helped scale this small, family-run business while developing skillsets in

Marketing/Sales (expanding the product line into Newbury Street Salons in Boston, setting record sales at Copley Square Markets and successfully managing wholesale accounts)

Inventory/Production Management (product inventory management, whole sale ingredient orders, overseeing employee production operations)

Employee Training

Product Development (harvesting plants, infusing products, developing new products)

Sam has spent the last 6 years operating her own private wellness practice, creating nature-based, mentorship programs for teenage girls. This quickly became a cherished asset to the community, directly impacting over 50 families from all over the South & North Shore of Massachusetts. She developed extensive curriculums based on the changing needs of her students and families, implemented successful fundraising + community service events and worked in collaboration with various leaders in the area.

With extensive experience in entrepreneurship, community engagement and health/wellness, Sam has a unique angle that she brings to Coastal Roots, LLC. She has a sharp, intuitive sense for market needs, personable communication skills and the ability to bring visions into fruition through sheer determination, utilizing the resources available to her. These skills have been refined over the years and will serve Coastal Roots in creating not just another "cannabis brand" but an entire movement that is taking root in the heart of the South Shore.

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BUSINESS MODEL

Coastal Roots is building an approximately 1,600 sq. ft product manufacturing facility in Middleborough, MA. The kitchen facility will be built to the Cannabis Control Commission and local Board of Health standards and will house the necessary equipment, storage and delivery operations for the business. We will begin initiating cash flow right out of the gates through primarily focussing on manufacturing various other brands while building our in-house brand of craft, 100% organic herbal cannabis product line. Our unique, in-house product line will consist of proprietary blends developed by certified herbalists that highlight therapeutic herbs to enhance the cannabis experience. Raw materials will be sourced with a fine tooth comb, ensuring that we are purchasing from cultivators that uphold mutually high standards of producing clean, terpene-rich cannabis with integrity. The quality of our products will reflect the raw materials we use in both taste, smell and overall effects. Some of the products we will be producing are chocolates, tinctures, pre-rolls and vape cartridges. Products will be sold both to existing Massachusetts dispensaries that we have previously established working relationships with at a wholesale price and directly to consumers through our delivery service at a retail price (exclusively reserved for Social Equity Participants). As Coastal Roots expands, we will apply for a Retail & Social Consumption (exclusive for Social Equity Participants for the first 3 years) to allow for vertical integration and further building a familiar, local presence on the South Shore.

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THE SPACE

We have singed a lease at a brand new facility in Middleborough, Massachusetts located in one of the first cannabis industrial parks. We are working with an architect to complete preliminary designs for phasing into a 5,300 sq. ft facility.

We are applying for: Product Manufacturing, Delivery Operator, and Tier 1 Cultivation Licenses
Received a motion to negotiate a Host Community Agreement in July 2022 in the town of Middleborough. Our attorney has been negotiating with the town of Middleborough and we intend on receiving a signed Host Community Agreement in January 2023.
The property is in a prime location directly off of Interstate 495, providing direct, easy access for our delivery drivers and wholesalers.
Signed a 10 year lease for a 5,300 sq. ft property where we will begin by building an initial 1,600 sq. ft product manufacturing facility and naturally phase into the remaining space.
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TEAM EXPERIENCE

We currently have 3 years under our belt of navigating the Massachusetts Cannabis Control Commission's changing rules, regulations and licensing process. We have already successfully received 2 provisional licenses in the town of Uxbridge and are confident in our ability to successfully receive 3 additional provisional licenses in the town of Middleborough. We have a strong network of cannabis consultants and successful mentors who are in the current market themselves.

Existing presence in the Massachusetts adult-use cannabis market and music scene through years of vending the previous apothecary at cannabis networking events and festivals such as Sensi Magazine, Terptown, Ziontific and Levitate Music Festival.
Years of study in cannabis, business entrepreneurship, health studies, program planning, herbalism.
Experience in working with town board of health, passing kitchen inspections and Brandon has received a ServeSafe certification.
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Through years of experience and networking in the Massachusetts cannabis industry, we are well equipped with a strong existing network of advisors, consultants and friends who have successfully made their mark on the Massachusetts industry. Our cannabis attorney is one of the top in the state, exclusively representing cannabis companies. He has helped successfully license x amount of Massachusetts cannabis companies to date.

He understands the industry better then most, as a license holder himself and serving on the National Cannabis Industry Association's Education Committee. Our cannabis attorney has worked closely with us throughout the negotiations with both our landlord and the town of Middleborough, advising us on legal agreements, attending town meetings and handling direct communication with the town and landlords attorneys on Coastal Roots behalf. Our corporate attorney is on the National Cannabis Bar Association and has served as the General Counsel of High Times. They advise us with legal needs and operational challenges such as licensing, developing operating agreements, investment opportunities. Our CPA is a woman-run business serving the New England cannabis industry who has helped us with tax strategy consulting. We have been in open contact with a local staffing agency that we will retain as we move into the hiring phase of business that will help responsibly hire in accordance to our positive impact plan.

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JULY 2020
Coastal Roots LLC was formed
JULY 2020
Brandon was accepted into the Massachusetts Social Equity Program
DECEMBER 2021
Coastal Roots received a signed LOI in Uxbridge, MA
JANUARY 2022
Received a Host Community Agreement for facility in Uxbridge, MA
MAY 2022
LOI Signed for Middleborough, MA
JUNE 2022
Received provisional licenses (Product Manufacturing & Tier 3 Cultivation) for location in Uxbridge, MA
JUNE 2022
Middleborough Town Board grants permission to negotiate HCA
DECEMBER 2022
Entered into a lease agreement at 370 Wareham St. Middleborough, MA
JANUARY 2023
Capital Raise (Friends/Family) Mainvest Launch
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Q&A
What is the Social Equity Participant Program and how does it benefit Coastal Roots?

The Social Equity Participant Program is a program that has been developed by the state of Massachusetts and adopted by other states to provide equity to those who have been affected by the War on Drugs. When one is accepted into the Social Equity Participant Program they receive exclusive benefits such as; expedited application review by licensing staff, fee reductions and waivers, exclusive access to social consumption licenses when available, exclusive access to delivery operator licenses for at least a 3 year period and training/technical assistance course work provided by the CCC. This has already significantly benefited Coastal Roots by providing up-to-date information about the Massachusetts market, additional support in successfully completing license applications, bringing down licensing fees allowing the company to be self-funded up to date and laying the foundation for future phasing and vertical expansion through delivery and social consumption services.

What is your intended use of funds?

Despite having received substantial fee reductions due to social equity status, entering the cannabis sphere in any capacity is a lofty undertaking, financially speaking. We have self-funded roughly 114k to date on licensing and application fees, architectural fees, legal advising, lease deposits and accounting. We intend to use funds accepted through Mainvest towards further architectural/engineer designs, starting inventory and to jump start the facility build out.

What are the main challenges for this businesses?

The biggest challenges for Coastal Roots thus far have been the time constraints of town government. As you will notice on the timeline, negotiating with the town of Middleborough has moved considerably slow. Once applications have been submitted, there is an additional wait time of up to 90 days for the CCC to review application, though we anticipate a quicker turn around due to social equity status.

How can investors and supporters receive updates on Coastal Roots progress?

Investors and supports alike can stay up-to-date with Coastal Roots progress through various different avenues. We will make frequent updates right here on Mainvest, on our social media platforms via Instagram @coastalrootsma and Facebook @CoastalRootsMA and our newsletter that be can accessed right on the front page of our website, www.coastalrootscannabis.com. Stay in the loop for updates as well as some exciting community events that you won't want to miss out on!

Why should I invest in Coastal Roots instead of another cannabis company?

You should take an interest in Coastal Roots versus other cannabis companies because we are not "just another cannabis company" in the

Massachusetts market. We are creating something entirely new, something that has not been done before. We are creating an entire movement in the very heart of the South Shore. We are bringing together music & arts with unique, herbal-infused cannabis products that people feel good about consuming and supporting. This isn't your typical capitalistic, out-of-state MSO looking to cut corners, degrading the quality of product on the shelves in the name of profit. We are a grassroots style company who will create an entire movement behind its products and mission, creating something that everyone in the community can benefit from in some way. If you are looking to get in on the start of something big, this is your chance - grassroots style, support your local herbalists!

What is the Social Equity Participant Program and how does it benefit Coastal Roots?

The Social Equity Participant Program is a program that has been developed by the state of Massachusetts and adopted by other states to provide equity to those who have been affected by the War on Drugs. When one is accepted into the Social Equity Participant Program they receive exclusive benefits such as; expedited application review by licensing staff, fee reductions and waivers, exclusive access to social consumption licenses when available, exclusive access to delivery operator licenses for at least a 3 year period and training/technical assistance course work provided by the CCC. This has already significantly benefited Coastal Roots by providing up-to-date information about the Massachusetts market, additional support in successfully completing license applications, bringing down licensing fees allowing the company to be self-funded up to date and laying the foundation for future phasing and vertical expansion through delivery and social consumption services.

What is your intended use of funds?

Despite having received substantial fee reductions due to social equity status, entering the cannabis sphere in any capacity is a lofty undertaking, financially speaking. We have self-funded roughly 114k to date on licensing and application fees, architectural fees, legal advising, lease deposits and accounting. We intend to use funds accepted through Mainvest towards further architectural/engineer designs, starting inventory and to jump start the facility build out.

What are the main challenges for this businesses?

The biggest challenges for Coastal Roots thus far have been the time constraints of town government. As you will notice on the timeline, negotiating with the town of Middleborough has moved considerably slow. Once applications have been submitted, there is an additional wait time of up to 90 days for the CCC to review application, though we anticipate a quicker turn around due to social equity status.

How can investors and supporters receive updates on Coastal Roots progress?

Investors and supports alike can stay up-to-date with Coastal Roots progress through various different avenues. We will make frequent updates right here on Mainvest, on our social media platforms via Instagram @coastalrootsma and Facebook @CoastalRootsMA and our newsletter that be can accessed right on the front page of our website, www.coastalrootscannabis.com. Stay in the loop for updates as well as some exciting community events that you won't want to miss out on!

Why should I invest in Coastal Roots instead of another cannabis company?

You should take an interest in Coastal Roots versus other cannabis companies because we are not "just another cannabis company" in the Massachusetts market. We are creating something entirely new, something that has not been done before. We are creating an entire movement in the very heart of the South Shore. We are bringing together music & arts with unique, herbal-infused cannabis products that people feel good about consuming and supporting. This isn't your typical capitalistic, out-of-state MSO looking to cut corners, degrading the quality of product on the shelves in the name of profit. We are a grassroots style company who will create an entire movement behind its products and mission, creating something that everyone in the community can benefit from in some way. If you are looking to get in on the start of something big, this is your chance - grassroots style, support your local herbalists!

What is the Social Equity Participant Program and how does it benefit Coastal Roots?

The Social Equity Participant Program is a program that has been developed by the state of Massachusetts and adopted by other states to provide equity to those who have been affected by the War on Drugs. When one is accepted into the Social Equity Participant Program they receive exclusive benefits such as; expedited application review by licensing staff, fee reductions and waivers, exclusive access to social consumption licenses when available, exclusive access to delivery operator licenses for at least a 3 year period and training/technical assistance course work provided by the CCC. This has already significantly benefited Coastal Roots by providing up-to-date information about the Massachusetts market, additional support in successfully completing license applications, bringing down licensing fees allowing the company to be self-funded up to date and laying the foundation for future phasing and vertical expansion through delivery and social consumption services.

What is your intended use of funds?

Despite having received substantial fee reductions due to social equity status, entering the cannabis sphere in any capacity is a lofty undertaking, financially speaking. We have self-funded roughly 114k to date on licensing and application fees, architectural fees, legal advising, lease deposits and accounting. We intend to use funds accepted through Mainvest towards further architectural/engineer designs, starting inventory and to jump start the facility build out.

What are the main challenges for this businesses?

The biggest challenges for Coastal Roots thus far have been the time constraints of town government. As you will notice on the timeline, negotiating with the town of Middleborough has moved considerably slow. Once applications have been submitted, there is an additional wait time of up to 90 days for the CCC to review application, though we anticipate a quicker turn around due to social equity status.

How can investors and supporters receive updates on Coastal Roots progress?

Investors and supports alike can stay up-to-date with Coastal Roots progress through various different avenues. We will make frequent updates right here on Mainvest, on our social media platforms via Instagram @coastalrootsma and Facebook @CoastalRootsMA and our newsletter that be can accessed right on the front page of our website, www.coastalrootscannabis.com. Stay in the loop for updates as well as some exciting community events that you won't want to miss out on!

Why should I invest in Coastal Roots instead of another cannabis company?

You should take an interest in Coastal Roots versus other cannabis companies because we are not "just another cannabis company" in the Massachusetts market. We are creating something entirely new, something that has not been done before. We are creating an entire movement in the very heart of the South Shore. We are bringing together music & arts with unique, herbal-infused cannabis products that people feel good about consuming and supporting. This isn't your typical capitalistic, out-of-state MSO looking to cut corners, degrading the quality of product on the shelves in the name of profit. We are a grassroots style company who will create an entire movement behind its products and mission, creating something that everyone in the community can benefit from in some way. If you are looking to get in on the start of something big, this is your chance - grassroots style, support your local herbalists!

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Site Buildout $26,000
Mainvest Compensation $3,375
Equipment $20,625
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $3,036,000 $3,643,200 $4,736,160 $6,157,008 $8,004,110
Cost of Goods Sold $665,280 $791,136 $1,028,477 $1,337,020 $1,738,126
Gross Profit $2,370,720 $2,852,064 $3,707,683 $4,819,988 $6,265,984

EXPENSES

Rent $67,575 $67,575 $69,602 $71,690 $73,841
Utilities $14,000 $14,360 $14,791 $15,235 $15,691
Advertising $6,000 $6,000 $6,000 $6,000 $6,000
Salaries $103,297 $130,000 $170,000 $205,000 $250,000
Product testing $5,000 $5,000 $5,000 $5,000 $5,000
Legal & Professional fees $6,000 $6,000 $6,000 $6,000 $6,000
Insurance $10,000 $10,000 $10,000 $10,000 $10,000
Community Maintenance Fee $13,250 $13,250 $13,250 $13,250 $13,250
Licenses Fees $5,000 $7,500 $7,500 $7,500 $7,500
Contract Labor $42,000 $42,000 $42,000 $42,000 $42,000
Operating Profit $2,098,598 $2,550,379 $3,363,540 $4,438,313 $5,836,702
This information is provided by Coastal Roots. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
2021 Balance Sheet
2021 Income Statement
Coastal Roots Business Plan.pdf
Provisional license COASTAL ROOTS, LLC-MPN281857.pdf

Investment Round Status

Target Raise $50,000

Maximum Raise $124,000

Amount Invested $0

Investors 0

Investment Round Ends March 3rd, 2023

Summary of Terms

Legal Business Name Coastal Roots LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

1.8×

Investment Multiple 1.6×

Business's Revenue Share 0.6%-1.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

Historical milestones

Coastal Roots LLC has been incorporated since July , 2020 and has since achieved the following milestones:

LOI Agreement @ Newly Constructed Middleborough warehouse to begin State (CCC) and municipal licensing process on May 10th, 2022.

Submitted Part 1 of CCC application, the first step of the State licensing process, for Delivery Operator and Product Manufacturer licenses on Decemeber, 2022.

Signed Host Community Agreement (HCA), the first step of the municipal licensing process, with the Town of Middleborough.

In addition to our Middleborough Facility, Coastal Roots has already received provisional licenses in Uxbridge, Ma for Tier 3 Cultivation and Product manufacturing.

Forecasted milestones

Coastal Roots LLC forecasts the following milestones:

Receive Provisional License in Middleborough, Ma by June 2023

Finish Construction of Product Manufacturing

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Coastal Roots LLC to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Coastal Roots LLC operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Coastal Roots LLC competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Coastal Roots LLC's core business or the inability to compete successfully against the with other competitors could negatively affect Coastal Roots LLC's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Coastal Roots LLC's management or vote on and/or influence any managerial decisions regarding Coastal Roots LLC. Furthermore, if the founders or other key personnel of Coastal Roots LLC were to leave Coastal Roots LLC or become unable to work, Coastal Roots LLC (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Coastal Roots LLC and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Coastal Roots LLC is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Coastal Roots LLC might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Coastal Roots LLC is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Coastal Roots LLC

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Coastal Roots LLC's financial performance or ability to continue to operate. In the event Coastal Roots LLC ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Coastal Roots LLC nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Coastal Roots LLC will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Coastal Roots LLC is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Coastal Roots LLC will carry some insurance, Coastal Roots LLC may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Coastal Roots LLC could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Coastal Roots LLC's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Coastal Roots LLC's management will coincide: you both want Coastal Roots LLC to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Coastal Roots LLC to act conservative to make sure they are best equipped to repay the Note obligations, while Coastal Roots LLC might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Coastal Roots LLC needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Coastal Roots LLC or management), which is responsible for monitoring Coastal Roots LLC's compliance with the law. Coastal Roots LLC will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Coastal Roots LLC is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Coastal Roots LLC fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Coastal Roots LLC, and the revenue of Coastal Roots LLC can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Coastal Roots LLC to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Coastal Roots. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.
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